July 17, 2017

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.
Registration Statement on Form S-1 (File No. 333-218955)
CIK No. 0001668673

Dear Mr. Reynolds:

On behalf of PetIQ, Inc. (the “Company”), enclosed for your review is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2017 and amended by Amendment No. 1 filed July 6, 2017 and Amendment No. 2 filed July 11, 2017. We have enclosed accompanying pages to the Registration Statement that have been marked to reflect changes made from Amendment No. 2 to the Registration Statement.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated July 13, 2017, related to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

The Transactions,

Resulting Structure, page 16 and 39

Comment No. 1

We note your disclosure that following the transactions you will have a minority economic interest in HoldCo. Considering you will have majority interest in HoldCo both before offering and after offering, revise your disclosures as appropriate.

Response:

The Company has revised the disclosure on pages 16 and 39 to delete references to a minority economic interest in HoldCo.

July 17, 2017

Capitalization, page 44

Comment No. 2

We note you have presented 10 million shares of Class A common shares at par value of $0.001 per share in the as adjusted before the offering column. Based on your disclosure on page 38, it appears that you have 6,035,083 shares of Class A common stock outstanding before the offering, comprised of 419,102 shares held by Employee Owners and 5,615,981 shares held by Certain Sponsors. Please revise the as adjusted before offering Class A common stock in the capitalization table. Please also revise this disclosure in the unaudited consolidated balance sheet on page 49. If you believe Class A shares presented are appropriate, explain how you derived the number of shares and why revision is not required

Response:

The Company has revised the as adjusted before offering Class A common stock in the capitalization table and the disclosure in the unaudited balance sheet on page 49.

Unaudited Pro Forma Consolidated Financial Information, page 47

Comment No. 3

You disclose that the Registrant will purchase 5,666,667 newly issued LLC Interests from HoldCo. This statement is not consistent with the disclosure on page 42 that states 2,169,167 newly issued LLC interests will be purchased from HoldCo. Please revise or advise

Response:

The Company has revised the disclosure on page 47 to reflect that 2,169,167 newly issued LLC interests will be purchased from HoldCo.

Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017, page 51

Comment No. 4

You have computed your pro forma net earnings per share as adjusted before the offering based on the weighted average shares of Class A common stock of 9,532,582 shares. Please tell us how you determined this amount. Based on your disclosure on page 38, it appears that you have 6,035,083 shares of Class A common stock outstanding before the offering. Please advise or revise here and on page 52. Accordingly, please also revise the basic and diluted earnings per share on page 51 and 52, as necessary.

July 17, 2017

Response:

The Company has revised the weighted average shares of Class A common stock as adjusted before the offering and the basic and diluted earnings per share on pages 51 and 52.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016, page 52

Comment No. 5

In footnote 2, you state the allocation of net income to the noncontrolling interests is calculated by first allocating $1.4 million associated with the pro forma tax distributions based on pre-tax income. However, since a net loss was realized during the period, it appears that this disclosure of the $1.4 million tax distribution is not applicable when computing the net income attributable to noncontrolling interest for the period. Please revise the disclosures as necessary or advise.

Response:

The Company has revised the disclosure on page 52.

PetIQ, Inc.

Notes to Unaudited Balance Sheets as of March 31, 2016, page F-3

Comment No. 6

Please revise to disclose the impact of the stock split and changes to the authorized shares subsequent to the balance sheet date. Please also revise the footnote disclosure for the year ended December 31, 2016.

Response:

The Company has revised the disclosure on pages 14 and 47 to delete the reference to the stock split. The filing of the amended and restated certificate of incorporation prior to the closing of the offering will result in the correct number of authorized and outstanding shares.

PetIQ, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 8—Pro forma financial information, page F-17 and

Note 11—Pro forma financial information and page F-33

Comment No. 7

You disclose that the pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Transactions, but before the offering. However, pro forma weighted average shares of Class A common stock outstanding disclosed on page F-8 and F-20 appear to include all outstanding shares after the offering of 11,701,750 shares. Please revise or advise

July 17, 2017

Response:

The Company has revised the disclosure on pages F-17 and F-34.

Comment No. 8

You refer to the computation of loss per share “before the application of the proceeds of the offering.” Please clarify how this disclosure is appropriate or revise as necessary.

Response:

The Company has revised the disclosure on pages F-17 and F-34 to clarify that the computation of loss per share includes the application of the proceeds of the offering.

Exhibit 23.1

Comment No. 9

Please revise to provide consents from your auditors that refer to the audit reports dated February 24, 2017 for PetIQ LLC and May 19, 2017 for PetIQ, Inc. respectively.

Response:

The Company has provided a revised auditor consent.

*     *     *

July 17, 2017

If you have any questions regarding any of the response in this letter, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen
John Newland
Robert Mooney
Dominick P. DeChiara
Bryan C. Goldstein